UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release number 32639 / May 17, 2017

_____

In the Matter of	:
	:
TRILINE INDEX SOLUTIONS, LLC	:
8117 Preston Road, Suite 260	:
Dallas, Texas 75225	:
	:
ETF SERIES SOLUTIONS	:
615 East Michigan Street, 4th Floor	:
Milwaukee, Wisconsin 53202	:
	:
FORESIDE FUND SERVICES, LLC	:
Three Canal Plaza, Suite 100	:
Portland, Maine 04101	:
	:
(812-14750)	:
_____	:

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J), AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

TriLine Index Solutions, LLC, ETF Series Solutions, and Foreside Fund Services, LLC filed an
application on March 1, 2017, requesting an order under section 6(c) of the Investment Company
Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act
and rule 22c-1 under the Act, under section 12(d)(1)(J) of the Act for an exemption from sections
12(d)(1)(A) and 12(d)(1)(B) of the Act, and under sections 6(c) and 17(b) of the Act for an
exemption from sections 17(a)(1) and 17(a)(2) of the Act.

The order permits: (a) index-based series of certain open-end management investment
companies ("Funds") to issue shares redeemable in large aggregations only ("Creation Units");
(b) secondary market transactions in Fund shares to occur at negotiated market prices rather than
at net asset value; (c) certain Funds to pay redemption proceeds, under certain circumstances,
more than seven days after the tender of shares for redemption; (d) certain affiliated persons of a
Fund to deposit securities into, and receive securities from, the Fund in connection with the
purchase and redemption of Creation Units; and (e) certain registered management investment
companies and unit investment trusts outside of the same group of investment companies as the
Funds to acquire shares of the Funds.

On April 21, 2017, a notice of the filing of the application was issued (Investment Company Act Release No. 32608). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of TriLine Index Solutions, LLC, *et al.* (File No. 812-14750),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

                           Eduardo A. Aleman
                           Assistant Secretary